Exhibit 99.3

Vertical Aerospace Ltd

Unaudited Condensed Consolidated Interim Financial Information for the nine months ended September 30, 2024 and September 30, 2023

Contents

Unaudited Condensed Consolidated Interim Statements of Income and Comprehensive Income for the nine months periods ended September 30, 2024 and September 30, 2023	2

Unaudited Condensed Consolidated Interim Statements of Financial Position as of September 30, 2024 and December 31, 2023	3

Unaudited Condensed Consolidated Interim Statements of Cash Flows for the nine months periods ended September 30, 2024 and September 30, 2023	4

Unaudited Condensed Consolidated Interim Statements of Changes in Equity for the nine months periods ended September 30, 2024 and September 30, 2023	5

Notes to the Unaudited Condensed Consolidated Interim Financial Information	6

1

Vertical Aerospace Ltd

Unaudited Condensed Consolidated Interim Statements of Income and Comprehensive Income

		3 months ended September 30, (as restated)		9 months ended September 30, (as restated)
	Note	2024 £ 000	2023 £ 000	2024 £ 000	2023 £ 000
Research and development expenses	4	(13,109)	(15,388)	(45,060)	(42,888)
Administrative expenses	4	(11,460)	(10,131)	(32,170)	(34,397)
Related party administrative expenses	4	(15)	(17)	(57)	(59)
Other operating income	6	1,595	(31)	34,358	2,829
Operating loss		(22,989)	(25,567)	(42,929)	(74,515)
Finance income	7	15,599	5,268	14,617	28,320
Finance costs	7	(24,762)	(13,389)	(27,409)	(12,247)
Net finance income/(costs)	7	(9,163)	(8,121)	(12,792)	16,073
Loss before tax		(32,152)	(33,688)	(55,721)	(58,442)
Income tax credit		3,613	3,616	10,061	16,600
Net loss for the period		(28,539)	(30,072)	(45,660)	(41,842)
Change in fair value from own credit risk	14	22,293	-	22,293	-
Foreign exchange translation differences		(8,573)	5,636	(7,411)	(1,286)
Total other comprehensive income/(loss) for the period		13,720	5,636	14,882	(1,286)
Total comprehensive loss for the period		(14,819)	(24,436)	(30,778)	(43,128)

Basic and diluted loss per share	8	£(1.48)	£(1.60)	£(2.37)	£(2.20)

The accompanying accounting policies and notes form an integral part of these consolidated financial statements.

Items of other comprehensive income may be reclassified to profit or loss.

2

Vertical Aerospace Ltd

Unaudited Condensed Consolidated Interim Statements of Financial Position

	Note	September 30, 2024 £ 000	December 31, 2023 £ 000
Non-current assets
Property, plant and equipment		3,395	3,821
Right of use assets		1,978	2,453
Intangible assets		265	1,018
		5,638	7,292
Current assets
Trade and other receivables	10	21,159	26,413
Restricted cash		1,700	1,700
Cash and cash equivalents		42,806	48,680
		65,665	76,793
Total assets		71,303	84,085

Equity
Share capital	9	17	17
Other reserves	9	111,828	86,757
Treasury share reserve	9	(803)	-
Share premium	9	273,824	257,704
Accumulated deficit		(440,194)	(394,257)
Total shareholders deficit		(55,328)	(49,779)
Non-current liabilities
Lease liabilities		1,588	1,977
Provisions		370	256
Derivative financial liabilities	13	108,636	109,291
Trade and other payables	11	3,728	3,922
		114,322	115,446
Current liabilities
Lease liabilities		534	643
Warrant liabilities	12	287	907
Trade and other payables	11	11,488	16,868
		12,309	18,418
Total liabilities		126,631	133,864
Total equity and liabilities		71,303	84,085

The accompanying accounting policies and notes form an integral part of these consolidated financial statements.

3

Vertical Aerospace Ltd

Unaudited Condensed Consolidated Interim Statements of Cash Flows

		9 months ended September 30,
	Note	2024 £ 000	2023 (as restated) £ 000
Cash flows from operating activities
Net loss for the period		(45,660)	(41,842)
Adjustments to cash flows from non-cash items
Depreciation and amortization	4	1,591	1,527
Depreciation on right of use assets	4	475	495
Finance costs/(income)	7	12,792	(16,073)
Share based payment transactions	5	6,408	9,280
Income tax credit		(10,061)	(16,600)
Non-cash gain (settled in treasury shares)		(803)	-
		(35,258)	(63,213)
Working capital adjustments
(Increase)/decrease in trade and other receivables		(523)	3,999
(Decrease)in trade and other payables	11	(5,574)	(1,851)
Income taxes received		15,838	11,319
Net cash (outflow) from operating activities		(25,517)	(49,746)

Cash flows from investing activities
Decrease in financial assets at amortized cost		-	59,886
Acquisitions of property plant and equipment		(413)	(1,601)
Acquisition of intangible assets		-	(159)
Interest received		1,820	3,392
Net cash inflow from investing activities		1,407	61,518

Cash flows from financing activities
Proceeds from share issuance	9	-	808
Proceeds from issues of shares to related party		15,629	-
Proceeds from issues of warrants to related party		3,907	-
Payments to lease creditors		(581)	(448)
Net cash inflow from financing activities		18,955	360
Net (decrease)/increase in cash at bank		(5,155)	12,132
Cash at bank, beginning of the period		48,680	62,927
Effect of foreign exchange rate changes		(719)	(896)
Cash at bank, end of the period		42,806	74,163

The accompanying accounting policies and notes form an integral part of these consolidated financial statements.

4

Vertical Aerospace Ltd

Unaudited Condensed Consolidated Interim Statements of Changes in Equity

	Share capital £ 000	Share premium £ 000	Other reserves £ 000	Accumulated deficit £ 000	Total £ 000
At January 1, 2023	16	257,197	94,857	(344,752)	7,318
Loss for the period	-	-	-	(41,842)	(41,842)
Translation differences	-	-	(1,269)	-	(1,269)
Total comprehensive loss	-	-	(1,269)	(41,842)	(43,111)
Share based payment transactions	-	-	9,290	-	9,290
Exercise of share options	1	736	-	-	737
Transfer of reserves	-	-	(8,922)	8,922	-
At September 30, 2023	17	257,933	93,956	(377,672)	(25,766)

	Share capital £ 000	Share premium £ 000	Treasury share reserve	Other reserves £ 000	Accumulated deficit £ 000	Total £ 000
At January 1, 2024	17	257,704	-	86,757	(394,257)	(49,779)
Loss for the period	-	-	-	-	(45,660)	(45,660)
Change in fair value from own credit risk	-	-	-	22,293	-	22,293
Translation differences	-	-	-	(7,411)	-	(7,411)
Total comprehensive loss	-	-	-	14,882	(45,660)	(30,778)
Share based payment transactions	-	-	-	6,005	-	6,005
Share issuance to related party	-	15,629	-	-	-	15,629
Issuance of warrants to related party		-	-	3,907	-	3,907
Share issuance to open market	-	491	-		-	491
Repurchase of ordinary shares	-	-	(803)	-	-	(803)
Transfer of reserves	-	-	-	277	(277)	-
At September 30, 2024	17	273,824	(803)	111,828	(440,194)	(55,328)

The accompanying accounting policies and notes form an integral part of these Unaudited Condensed Consolidated Interim Statements.

5

Vertical Aerospace Ltd

Notes to the Unaudited Condensed Consolidated Interim Financial Information

1	General information

Vertical Aerospace Ltd (the "Company", or the "Group" if together with its subsidiaries) is incorporated under the Companies Law (as amended) of the Cayman Islands. The address of its principal executive office is: Unit 1 Camwal Court, Bristol, United Kingdom. The Group’s main operations are in the United Kingdom and these financial statements are presented in pounds sterling and all values are rounded to the nearest thousand (£’000) except when otherwise indicated.

These financial statements were approved by the board of directors on December 19, 2024.

Principal activities

The principal activity of the Company and its wholly owned subsidiary, Vertical Aerospace Group Ltd (“VAGL”), is the development and commercialization of vertical take-off and landing electrically powered aircraft (“eVTOL”).

2	Significant accounting policies

Basis of preparation

This unaudited condensed consolidated interim financial report for the nine-month reporting period ended September 30, 2024 has been prepared in accordance with International Financial Reporting Standards (IFRS) applicable to the preparation of interim financial statements, IAS 34 Interim Financial Reporting.

The interim report does not include all the notes of the type normally included in an annual financial report. Accordingly, this report is to be read in conjunction with the annual report for the year ended December 31, 2023.

The accounting policies adopted are consistent with those of the previous financial year.

The unaudited condensed consolidated interim financial report has been prepared on a historical cost basis, as modified by the revaluation of certain financial assets and liabilities (including derivative financial instruments) which are recognized at fair value through profit and loss.

Items included in the unaudited condensed consolidated interim financial report are measured using the currency of the primary economic environment in which the entity and its subsidiaries operate (‘the functional currency’). The financial information is presented in pounds sterling ('£' or 'GBP'), which is the Group’s functional and presentation currency, and all amounts are presented in and rounded to the nearest thousand unless otherwise indicated.

6

Vertical Aerospace Ltd

Notes to the Unaudited Condensed Consolidated Interim Financial Information

2	Significant accounting policies (continued)

Basis of consolidation

Vertical Aerospace Ltd is the parent of the Group and has 100% ownership interest and voting rights of Vertical Aerospace Group Limited, which is its only material subsidiary.

The consolidated financial statements incorporate the financial positions and the results of operations of the Group. Control is achieved when the Group is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. The financial statements of the subsidiaries are prepared for the same reporting period as the Company using consistent accounting policies. Intercompany transactions, balances and unrealized gains on transactions between Group companies are eliminated.

Significant accounting policies and key accounting estimates

The accounting policies adopted are consistent with those of the previous financial year, with the exception of newly adopted policies as discussed below.

Reverse Stock Split

On September 16, 2024, the shareholders of the Company authorized the Board of Directors to affect a reverse stock split of all outstanding shares of common stock. On September 16, 2024, the Board of Directors approved the implementation of a reverse stock split at a ratio of one-for-ten shares, which became effective on September 20, 2024.

The Company’s outstanding stock-based awards, including options, restricted stock units and warrants, were also adjusted to reflect the one-for-ten reverse stock split of the Company’s common stock. Outstanding stock-based award units were proportionately reduced and the respective exercise prices, if applicable, were proportionately increased. The reverse stock split affected all shareholders uniformly and did not alter any shareholder’s percentage interest in the Company’s equity. No fractional shares were issued in connection with the reverse stock split. Shareholders who would otherwise be entitled to a fractional share of common stock were instead entitled to receive a pro rata portion of the net proceeds obtained from the aggregation and sale of the fractional shares resulting from the reverse stock split (reduced by any customary brokerage fees, commissions and other expenses).

The reverse stock split resulted in a proportional decrease in the number of authorized ordinary shares and preferred shares, and a proportional increase in the par value of the ordinary shares and preferred shares, in each case in accordance with the reverse stock split ratio. All share and per share amounts in these condensed consolidated financial statements and related notes hereto have been retrospectively adjusted to account for the effect of the reverse stock split.

Company-specific credit risk

For financial liabilities for which the fair value option is elected, the Company separately presents in Other Comprehensive Income the portion of the total fair value change attributable to Company-specific credit risk as opposed to reflecting the entire amount in the profit or loss for the period. The Company measures the portion of the change in fair value attributable to Company-specific credit risk as the excess of total change in fair value over the change in fair value that results from a change in a base market risk, including a risk-free interest rate and benchmark rates.

7

Vertical Aerospace Ltd

Notes to the Unaudited Condensed Consolidated Interim Financial Information

Going Concern

Management has prepared a cash flow forecast for the Group and has considered the ability for the Group to continue as a going concern for the foreseeable future, being at least 12 months after the issuance of these financial statements.

The Group is currently in the research and development phase of its journey to commercialize eVTOL technology. Commensurate with being in the development phase, the Group has invested heavily in research to support the development of its aircraft. The Group is not currently generating revenue and has incurred net losses and net cash outflows from operating activities since inception.

As of September 30, 2024, the Group had £42.8 million of cash and cash equivalents on hand and a net shareholder deficit of £55.3 million. As of the issuance of these financial statements, the Group had approximately £25 million of cash and cash equivalents on hand.

To position itself to deliver upon its stated operational objectives, management currently projects its net cash outflows from operations within the next 12 months after issuance of these financial statements to be approximately £70 million, which will be used primarily to fund the creation and testing of the prototype aircraft.

Accordingly, the Group projects that its current existing resources will only be sufficient to fund its ongoing operations into, but no longer than, the first quarter of 2025. The Group requires additional capital to continue to fund its ongoing operations beyond that point.

On November 24, 2024, the Board of Directors of the Company (the "Board") resolved in favor of an agreement in principle (the “Agreement in Principle”), which has been documented in a term sheet, dated November 24, 2024, by and among the Company, Vertical Aerospace Group Limited ("VAGL”), a wholly owned subsidiary of the Company, Stephen Fitzpatrick, the Company’s majority shareholder and director, Imagination Aero Investments Limited ("Imagination Aero”), a company wholly owned by Mr. Fitzpatrick, and Mudrick Capital Management L.P., the Company’s primary creditor and senior secured lender (“Mudrick Capital”) (the “Term Sheet”), to address the Company’s more immediate cash requirements and facilitate longer-term fundraising. The material terms set out in the Term Sheet include funding for the Company’s operations towards the end of 2025, while also removing or mitigating certain structural obstacles that have impeded the Company from accessing substantial third-party funding since its public listing.

On December 20, 2024, as contemplated by the Term Sheet, the Company entered into an investment agreement (the “Investment Agreement”), by and among the Company, VAGL, Imagination Aero and Mudrick Capital. Once consummated, the terms of the Investment Agreement would provide funding for the Company’s operations into the fourth quarter of 2025. The Investment Agreement includes a commitment from Mudrick Capital to fund up to $50 million to the Company in its next funding round (the “Equity Placement”), with $25 million funded on a non-contingent basis, and a backstop commitment for an additional $25 million to be funded by Mudrick Capital if the Company is not able to raise such amount in the Equity Placement. The closing of the funding commitment by Mudrick Capital is conditional upon the Company undertaking, in good faith, a robust equity process and certain other customary closing conditions. The Company intends to launch and complete the Equity Placement during the first quarter of 2025 and before the Company has used all its existing resources.

On February 22, 2024, the Company entered into the SF Investment Agreement (the “SF Investment Agreement) with Imagination Aero who, pursuant to which and subject to certain conditions, committed to fund an investment of $25 million with a further investment of up to $25 million (the “Further Investment”), with payment due by August 14, 2024. The Investment Agreement agrees that the SF Investment Agreement shall be deemed expired, including in respect of the second tranche $25 million further investment commitment, of which no portion had been received.

The Investment Agreement is subject to certain closing conditions, including but not limited to the implementation of certain amendments to the Company’s Memorandum and Articles of Association (“Articles”) requiring approval by a two-thirds majority of the votes cast by the Company’s shareholders at a general meeting of shareholders. On December 13, 2024, the Company provided notice to its shareholders that it is convening an extraordinary general meeting of shareholders on December 23, 2024 for the purpose of holding a vote on such amendments to the Articles. Also on December 15, 2024, Stephen Fitzpatrick, the Company’s majority shareholder holding greater than two-thirds of the Company’s issued and outstanding shares as of the date hereof, committed to vote in favor of the amended Articles by way of legally binding obligations to support the transactions contemplated by the Term Sheet, including the amendments to the Articles.

8

Vertical Aerospace Ltd

Notes to the Unaudited Condensed Consolidated Interim Financial Information

Going Concern (continued)

The prompt and timely consummation of the transactions contemplated by the Term Sheet and the Investment Agreement, including the fulfilment of the related closing conditions and receipt of the funding in the Equity Placement, is required for the Group to extend its projected cash runway beyond the first quarter of 2025. Should the Group fail to do so, management would be forced to immediately reduce or delay the Group’s expenditures, materially reduce the scope of operations, and/or assess other contingency planning alternatives.

On November 1, 2024, the Company received a Notice of Default from Mudrick Capital, , the sole holder of all of the Company’s outstanding Convertible Senior Secured Notes, relating to certain defaults under the indenture (the “Indenture”) relating to the Company’s Convertible Senior Secured Notes, including the absence of a guarantee by VAGL, a wholly owned subsidiary of the Company and owner of all material intellectual property of the Group. On December 15, 2024, Mudrick Capital, the Company, VAGL and Imagination Aero entered into a Forbearance Agreement, pursuant to which Mudrick Capital agreed to forbear from exercising any of its rights under the Indenture upon the occurrence of an event of default arising as a result of any of the Specified Defaults until February 1, 2025 or as otherwise agreed by the parties thereto (the “Forbearance Period”). While the Forbearance Agreement does not provide a waiver in respect of any such event of default, Mudrick Capital has separately committed to provide a waiver in respect of all such events of defaults. Should an event of default come into being and not be cured, and should any of the conditions to Mudrick Capital’s waiver not be met, Mudrick Capital would be entitled to exercise its rights of acceleration and enforcement (see below) immediately following the end of the Forbearance Period.

In addition, the Indenture contains a covenant requiring the Group to maintain a minimum cash balance of at least $10 million at all times. The Group currently projects that it will breach this covenant in the first quarter of 2025 should additional the funding noted above not be received in a timely manner. If uncured, any such default or breach (collectively, the “Specified Defaults”) would result in an event of default occurring under the Indenture, which would permit Mudrick Capital to accelerate the maturity of the Convertible Senior Secured Notes and ultimately enforce against its collateral, including the shares representing 100% of the ownership interest in the Group’s operating subsidiary VAGL, and/or may cause the Company to declare insolvency and file for bankruptcy, or be forced into involuntary bankruptcy proceedings.

Regardless of the outcome of the currently anticipated funding round, which includes Mudrick Capital’s commitment to fund up to $50 million, the Company will be required to raise further additional capital to continue to fund its ongoing operations through and beyond the fourth quarter of 2025. The timely receipt of an amount equal or equivalent to the $50 million commitment is required for the Group to extend its projected cash runway into the fourth quarter of 2025 (from the first quarter of 2025, as discussed above) and to extend the date at which the Group would otherwise breach its minimum cash covenant pursuant to the Convertible Senior Secured Notes Indenture to the third quarter of 2025 (from the first quarter of 2025, as discussed above).

Consequently, the Group’s ability to continue as a going concern is highly dependent on its ability to secure the funds from the currently anticipated funding round in January 2025, which is contingent upon satisfaction of certain conditions precedent, and to raise further additional funds to finance the Group’s ongoing operations. Management is committed to continue raise additional funds and may seek to issue further equity in doing so.

However, there can be no assurance that the Group will be able to raise additional funds on acceptable terms (or on necessary timelines) to provide sufficient funds to meet the Group’s ongoing funding requirements. The timely completion of financings in 2025 is critical to the Group’s ability to continue as a going concern. The inability to obtain future funding could impact the Group’s financial condition and ability to pursue its business strategies, including being required to delay, reduce or eliminate some of its research and development programs, or being unable to continue operations or continue as a going concern. The dependency on raising additional capital indicates that a material uncertainty exists that may cast significant doubt (or raise substantial doubt as contemplated by PCAOB standards) on the Group’s ability to continue as a going concern and therefore the Group may be unable to realise the assets and discharge the liabilities in the normal course of business. The consolidated interim financial statements have been prepared assuming that the Group will continue as a going concern, which contemplates the continuity of operations, realisation of assets and the satisfaction of liabilities in the ordinary course of business and do not include any adjustments that would result if the Group were unable to continue as a going concern.

9

Vertical Aerospace Ltd

Notes to the Unaudited Condensed Consolidated Interim Financial Information

3	Critical accounting judgements and key sources of estimation uncertainty

The preparation of the unaudited condensed consolidated interim financial information in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent liabilities at the date of the financial information and the reported amounts of expenses during the reporting period.

The Company’s most significant estimates and judgments involve the valuation of the share-based consideration, including the fair value of share options and the valuations of derivative liabilities including convertible loan notes. During the period the Company introduced an adjustment to the credit spread used in the estimation of the fair value of convertible loan notes to reflect changes in company-specific credit risk during the period.

These estimates are based on historical data and experience, as well as various other factors that management believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Such estimates often require the selection of appropriate valuation methodologies and models and may involve significant judgment in evaluating ranges of assumptions and financial inputs. Actual results may differ from those estimates under different assumptions, financial inputs, or circumstances.

In preparing these unaudited condensed consolidated interim financial statements, the significant judgments made by management in applying the Group’s accounting policies and the key sources of estimation were the same as those that applied to the consolidated financial statements as at and for the year ended December 31, 2023.

10

Vertical Aerospace Ltd

Notes to the Unaudited Condensed Consolidated Interim Financial Information

4	Expenses by nature

Included within administrative expenses, research and development expenses, and related party administrative expenses are the following expenses.

	3 months ended September 30,		9 months ended September 30,
	2024 £ 000	2023 £ 000	2024 £ 000	2023 £ 000
Research and development staff costs (excluding share-based payment expenses)	7,349	5,352	20,029	17,234
Research and development consultancy	2,224	4,046	9,619	11,495
Research and development components, parts and tooling	3,536	5,990	15,412	14,159
Total research and development expenses	13,109	15,388	45,060	42,888
Administrative staff costs (excluding share-based payment expenses)	2,326	2,835	7,013	8,382
Share based payment expenses	1,623	2,224	6,408	9,280
Consultancy costs	706	621	1,879	1,961
Legal and financial advisory costs	1,689	143	3,460	1,268
HR advisory and recruitment costs	200	140	549	804
IT hardware and software costs	1,890	1,675	5,297	4,760
Related party administrative expenses	15	17	57	59
Insurance expenses	130	653	282	1,663
Marketing costs	912	198	1,686	476
Premises expenses	535	583	1,679	1,486
Other administrative expenses	803	354	1,851	2,295
Depreciation expense	280	230	838	643
Amortization expense	217	306	753	884
Depreciation on right of use property assets	149	169	475	495
Total administrative costs	11,475	10,148	32,227	34,456

Total administrative and research and development expenses	24,584	25,536	77,287	77,344

Staff costs excluding share-based payment expenses relates primarily to salary and salary related expenses, including social security and pension contributions.

11

Vertical Aerospace Ltd

Notes to the Unaudited Condensed Consolidated Interim Financial Information

5	Share-based payments

The Group has established two employee option plans. The EMI Scheme was closed to employees during 2021, and the 2021 Incentive Plan was implemented in 2022. For more information about the option plans, please refer to the Group’s annual financial statements for the year ended December 31, 2023. The total expense recognised by the company during the year in respect of these plans is shown below:

The total expense recognised by the company during the year in respect of these plans is shown below:

	September 30, 2024 £’000	September 30, 2023 £’000
EMI Scheme	279	720
2021 Incentive plan	5,860	8,504
Non-Executive Director awards	269	56
Total Expense Recognised	6,408	9,280

A summary of options granted under the plans is show below:

EMI Scheme

	September 30, 2024		December 31, 2023
	Number	Average exercise price (£)	Number	Average exercise price (£)
Outstanding, start of period	1,170,231	2.50	2,101,108	1.90
Granted during the period	-	-	-	-
Exercised during the period	-	-	(768,692)	1.00
Forfeited during the period	(165,553)	1.40	(162,185)	2.40
Outstanding, end of period	1,004,678	2.70	1,170,231	2.50

The number of options which were exercisable at September 30, 2024 was 642,564 (December 31, 2023: 495,681) with exercise prices ranging from £0.40 to £11.50. The expected average remaining vesting period has been determined 1.11 years (December 31, 2023: 1.78 years).

2021 Incentive Plan

	September 30, 2024		December 31, 2023
	Number	Average exercise price (£)	Number	Average exercise price (£)
Outstanding, start of period	998,598	1.20	435,567	14.40
Granted during the period	397,804	0.40	737,060	0.60
Exercised during the period	(75,597)	-	(102,452)	-
Forfeited during the period	(48,182)	0.80	(71,577)	7.70
Outstanding, end of period	1,272,623	1.10	998,598	1.20

12

Vertical Aerospace Ltd

Notes to the Unaudited Condensed Consolidated Interim Financial Information

5	Share-based payments (continued)

The number of options which were exercisable at September 30, 2024 was 416,068 (December 31, 2023: 173,006) with exercise prices ranging from £nil to £8.95. Options exercised during the period related solely to nil-cost options. The number of options outstanding as at the end of the period consists of 1,146,073 nil cost options, 124,698 Company Share Option Plan (CSOP) options and 1,852 cost share options. The expected average remaining vesting period has been determined as 2.50 years (December 31, 2023: 3.30 years).

The fair value of all options granted during the period has been determined with reference to the share price at grant date.

6	Other operating income

The analysis of the Group's other operating income for the period is as follows:

	3 months ended September 30,		9 months ended September 30,
	2024 £ 000	2023 (as restated) £ 000	2024 £ 000	2023 (as restated) £ 000
Rolls-Royce settlement	-	-	27,910	-
Government grants	1,349	87	5,462	1,960
R&D tax relief	246	(118)	986	869
	1,595	(31)	34,358	2,829

Rolls-Royce settlement

Effective May 22, 2024, the Company entered into an agreement with Rolls-Royce to terminate the contract with Rolls-Royce to design an Electric Propulsion Unit (EPU). Pursuant to the agreement, the Company received a cash payment from Rolls-Royce for an amount equal to $34 million. In addition, the Company also received a non-cash transfer of 140 thousand of the Company’s own ordinary shares valued at $1 million recognised within a treasury shares reserve.

Government grants

Government grants relate to amounts receivable from the Aerospace Technology Institute (ATI) relating to the research and development of eVTOL technologies. The grant is made to fund research and development expenditure and is recognized in other operating income in the period to which the expense relates.

R&D tax relief

The Company receives R&D tax relief relating to the UK R&D expenditure credit (RDEC), which is reported within Other operating income. The Company also receives UK small and medium-sized enterprise (SME) R&D tax relief, which is reported within Income tax credit.

13

Vertical Aerospace Ltd

Notes to the Unaudited Condensed Consolidated Interim Financial Information

7	Finance income/(costs)

	3 months ended September 30,		9 months ended September 30,
	2024 £ 000	2023 £ 000	2024 £ 000	2023 £ 000
Fair value movements on convertible loan notes	(20,451)	-	(14,537)	-
In-kind interest on convertible loan notes	(4,269)	(4,059)	(12,752)	(12,023)
Foreign exchange loss	-	(9,281)	-	-
Interest expense on leases	(38)	(48)	(120)	(156)
Other	(4)	(1)	-	(68)
Total finance costs	(24,762)	(13,389)	(27,409)	(12,247)

	3 months ended September 30,		9 months ended September 30,
	2024 £ 000	2023 £ 000	2024 £ 000	2023 £ 000
Interest income on deposits	654	1,064	1,822	2,768
Foreign exchange gain	14,648	-	12,187	2,808
Fair value movements on convertible loan notes (note 13)	-	2,982	-	19,492
Fair value movements on warrant liabilities (note 12)	297	1,222	602	3,252
Other	-	-	6	-
Total finance income	15,599	5,268	14,617	28,320

8	Loss per share

Basic earnings per share, in this case a loss per share, is calculated by dividing the loss for the period attributable to ordinary equity holders of the parent by the number of ordinary shares outstanding.

Because a net loss for all period presented has been reported, diluted loss per share is the same as basic loss per share. Therefore, all potentially dilutive common stock equivalents are antidilutive and have been excluded from the calculation of net loss per share.

On September 20, 2024, the implementation of a reverse stock split at a ratio of one-for-ten shares became effective. The reverse stock split resulted in a proportional decrease in the number of authorized ordinary shares and preferred shares, and a proportional increase in the par value of the ordinary shares and preferred shares, in each case in accordance with the reverse stock split ratio. All share and per share amounts in these condensed consolidated financial statements and related notes hereto have been retrospectively adjusted to account for the effect of the reverse stock split

The calculation of loss per share is based on the following data:

	3 months ended September 30, 2024 £000	3 months ended September 30, 2023 £ 000	9 months ended September 30, 2024 £ 000	9 months ended September 30, 2023 £ 000
Net loss for the period	(28,539)	(30,072)	(45,660)	(41,842)

	£	£	£	£
Basic and diluted loss per share	(1.48)	(1.60)	(2.37)	(2.20)

	No. of shares	No. of shares	No. of shares	No. of shares
Weighted average issued shares	19,313,638	19,208,324	19,229,978	19,094,574

14

Vertical Aerospace Ltd

Notes to the Unaudited Condensed Consolidated Interim Financial Information

9	Share capital and reserves

Allotted, called up and fully paid shares	September 30, 2024		December 31, 2023
	No.	£	No.	£
Ordinary of $0.001 each	22,338,930	16,854	22,124,924	16,681
	22,338,930	16,854	22,124,924	16,681

Ordinary shares have full voting rights, full dividend rights. The Company is authorised to issue 100,000,000 ordinary shares.

On March 13, 2024 and in relation to the SF Investment Agreement, the Company issued 200,000 ordinary shares resulting in proceeds of £15,629 thousand and share premium of £15,629 thousand ($20,000 thousand).

Effective May 22, 2024, the Company entered into an agreement with Rolls-Royce to terminate the contract with Rolls-Royce to design an Electric Propulsion Unit (EPU). The agreement provides for the transfer from Rolls-Royce to the Company of Vertical’s ordinary shares, which Rolls-Royce acquired from the Company in a private placement transaction in 2021. A treasury share reserve of £803 thousand reflecting 140,000 shares has been recognised as a result.

Subsequent to the period end, on November 25, 2024, the Company entered into an Agreement in Principle, which once consummated would result in Mudrick Capital converting half, or approximately $130 million, of the principal and accrued interest of the Company’s outstanding Convertible Senior Secured Notes due 2026, at a conversion price of $2.75 per ordinary share. Upon such conversion, the Company would issue 47,343,586 shares to Mudrick Capital.

Nature and purpose of other reserves

	September 30, 2024 £ 000	December 31, 2023 £ 000
Share based payment reserve	27,146	21,140
Credit risk reserve	22,293	-
Foreign currency translation reserve	(5,927)	1,484
Warrant reserve	13,475	9,292
Merger reserve	54,841	54,841
	111,828	86,757

The share-based payments reserve is used to recognize the grant date fair value of options issued to employees but not exercised. The translation reserve arises as a result of the retranslation of overseas subsidiaries and the Company’s USD denominated balances in consolidated financial statements. The warrant reserve is used to recognize the fair value of warrants issued in exchange for a fixed amount of cash or another financial asset for a fixed number of the Company’s ordinary shares (‘fixed-for-fixed condition’). In accordance with the SF Investment Agreement, 50 million warrants were issued on March 13, 2024 resulting in £3,907 thousand ($5,000 thousand) being recognised within the warrant reserve. The merger reserve is used to reflect any difference between the consideration and the book value of net assets acquired as part of a business combination. The credit risk reserve recognises the impact of fair value movements in derivative financial liabilities that are related to changes in the Company’s own credit risk.

15

Vertical Aerospace Ltd

Notes to the Unaudited Condensed Consolidated Interim Financial Information

10	Trade and other receivables

	September 30, 2024 £ 000	December 31, 2023 £ 000
R&D tax relief receivable	11,109	16,416
Government grants and VAT receivable	4,192	4,060
Prepayments	4,993	5,062
Other receivables	865	875
	21,159	26,413

Included within R&D tax relief receivable is £10,123 thousand for R&D tax relief claimed under the HMRC SME Scheme (December 31, 2023: £15,838 thousand) and £986 thousand claimed under the HMRC RDEC scheme (December 31, 2023: £578 thousand).

Expected credit losses were not significant in 2024 or 2023. For more information on the Group’s exposure to credit and market risks, including impairments and allowances for credit losses, relating to trade and other receivables please refer to the Group’s annual financial statements for the year ended December 31, 2023.

11	Trade and other payables

Amounts falling due within one year:

	September 30, 2024 £ 000	December 31, 2023 £ 000
Trade payables	3,603	3,726
Accrued expenses	6,628	12,146
Social security and other taxes	924	981
Outstanding defined contribution pension costs	333	15
	11,488	16,868

Amounts falling due after more than one year:

	September 30, 2024 £ 000	December 31, 2023 £ 000
Deferred fees and charges	3,728	3,922

For more information on the Group’s exposure to market and liquidity risks, including maturity analysis, related to trade and other payables please refer to the Group’s annual financial statements for the year ended December 31, 2023.

16

Vertical Aerospace Ltd

Notes to the Unaudited Condensed Consolidated Interim Financial Information

12	Warrant Liability

The following warrants are in issue but not exercised:

	September 30, 2024	December 31, 2023
Public Warrants	15,264,935	15,264,935
Mudrick Warrants	4,000,000	4,000,000
Outstanding, end of period	19,264,935	19,264,935

Recorded as a liability, the following shows the change in fair value during the period ended September 30, 2024:

Change in fair value during the period	£ 000
December 31, 2023	907
Change in fair value	(602)
Exchange differences on translation	(18)
September 30, 2024	287

As a result of the Reverse Stock Split, each public warrant was automatically adjusted to become exercisable for 1/10 of one ordinary share, meaning that ten public warrants must be exercised for a holder of public warrants to receive one ordinary share of the Company at $115 per share. The public warrants expire on December 15, 2026 or earlier upon redemption or liquidation.

13	Derivative financial liabilities

Convertible Senior Secured Notes consists of the following:

Mudrick £ 000
As at December 31, 2023	109,291
Fair value movements (other than from change in own credit risk)	14,537
In-kind interest paid and accrued	12,752
Exchange differences on translation	(5,651)
Change in fair value from own credit risk	(22,293)
As at September 30, 2024	108,636

On December 16, 2021, Mudrick Capital purchased Convertible Senior Secured Notes of an aggregate principal amount of £151,000 thousand ($200,000 thousand) for an aggregate purchase price of £145,000 thousand ($192,000 thousand). The Convertible Senior Secured Notes are initially convertible into up to 1,818,182 ordinary shares at an initial conversion rate of 9.09091 ordinary shares per £824 ($1,000).

In accordance with IFRS 9, this is treated as a hybrid instrument and is designated in its entirety as fair value through profit or loss except where separately presenting in Other Comprehensive Income the portion of the total fair value change attributable to Company-specific credit risk. The valuation methods and assumptions are shown in note 14.

17

Vertical Aerospace Ltd

Notes to the Unaudited Condensed Consolidated Interim Financial Information

13	Derivative financial liabilities (continued)

The Company has elected to pay interest in-kind at 9% per annum. Interest is paid semi-annually in arrears and on June 15, 2024 the Company authorised the interest by increasing the nominal amount of the outstanding Convertible Senior Secured Notes by £8,483 thousand ($10,730 thousand). Several covenants exist including retention of $10 million cash. Accordingly, cash at bank includes £7,455 thousand deemed to be retained for this purpose as at September 30, 2024.

Subsequent to the period end, on November 25, 2024, the Company entered into an Agreement in Principle, which once consummated would result in Mudrick Capital converting half, or approximately $130 million, of the principal and accrued interest amount of the Company’s outstanding Convertible Senior Secured Notes due 2026, at a conversion price of $2.75 per ordinary share.

The terms of the Agreement in Principle also include amendments to the terms of the Convertible Senior Secured Notes agreement, which amongst other things:

-	provide for a fixed Conversion Price for the Notes remaining outstanding of $3.50 per ordinary share;
-	with effect from December 15, 2024, provide for a fixed interest rate of 10% for Cash Interest and 12% for interest in-kind;
-	and for the Maturity Date to be December 15, 2028.

14	Financial instruments

To provide an indication about the reliability of the inputs used in determining fair value, the Company classifies its financial instruments into the three levels prescribed under the accounting standards. Financial liabilities at fair value through profit and loss:

	September 30, 2024 £ 000			December 31, 2023 £ 000
	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Convertible Senior Secured Notes	-	-	108,636	-	-	109,291
Warrant liabilities	287	-	-	1,578	-	-
	287	-	108,636	1,578	-	109,291

The fair value of financial instruments is deemed to be equivalent to the carrying value. All gains or losses are recognised within Net finance income/(costs) and there have been no transfers into or out of any levels of the fair value hierarchy during the period.

Level 1: The fair value of financial instruments traded in active is based on quoted market prices at the end of the reporting period. As such, warrants issued but not exercised are valued with reference to observable market prices as at the reporting date ($0.02 per warrant).

Level 3: If one or more of the significant inputs is not based on observable market data, as is the case for the issued Convertible Senior Secured Notes, the instrument is included in level 3.

18

Vertical Aerospace Ltd

Notes to the Unaudited Condensed Consolidated Interim Financial Information

14	Financial instruments (continued)

The fair value of the convertible senior secured notes has been estimated using an option pricing model, in accordance with the International Valuation Standards definition of “market value”. The following inputs have been used:

	September 30, 2024	December 31, 2023
Interest rate (%)	9.0	9.0
Risk-free rate (%)	3.56	4.0
Expected life (years)	2.25	3.0
Dividend yield (%)	-	-
Volatility (%)	90.0	90.0
Credit spread (%)	37.50	27.5

Company specific inputs include the expected probability and timing of future equity financing, in addition to the probability and timing of a future fundamental change. Changes in Company-specific credit risk made during the period, by way of a 11.0 percentage point increase in credit spread, resulted in downward adjustments to the resultant valuation of £22,293 thousand.

For more information about the convertible senior secured notes, please refer to the Group’s annual financial statements for the year ended December 31, 2023.

15	Related party transactions

Key management personnel compensation

Key management personnel are the members of the Board and executive officers.

	September 30, 2024 £ 000	September 30, 2023 £ 000
Salaries and other short term employee benefits	990	662
Payments to defined contribution pension schemes	11	11
Share-based payments	2,425	56
	3,426	729

Aggregate gains made on the exercise of share options for the Directors during the period totalled £nil (September 30, 2023: £8,156 thousand).

Summary of transactions with other related parties

On September 11, 2023 the Company appointed Stuart Simpson as Chief Financial Officer and on May 1, 2024 the Company appointed Stuart Simpson as Chief Executive Officer, replacing Stephen Fitzpatrick who remains a member of the Board of Directors. On July 1, 2024, Stuart Simpson was awarded 200 thousand share options, vesting on a quarterly basis until March 31, 2028.

On May 1, 2024 the Company appointed Ben Story as a member of the Board of Directors.

On September 16, 2024, the Company appointed Vincent Casey as a member of the Board of Directors.

On September 20, 2024, the Company appointed Stephen Welch as a member of the Board of Directors. Pursuant to a remuneration arrangement between Stephen Fitzpatrick, the Company’s current majority shareholder and a director of the Company, and Stephen Welch, a portion of Stephen Welch’s compensation for his services rendered as a director the Company (including as a member of any committee of the Board) is paid by Stephen Fitzpatrick. However, subsequent to the period end, on December 20, 2024, the Company entered into an Investment Agreement whereby it agreed to reimburse Stephen Fitzpatrick for all documented fees and expenses incurred up to the date of the partial conversion of Convertible Notes in connection with Stephen Welch's position on the Board, subject to a cap of $75 thousand.

Subsequent to the period end, and from November 6, 2024, Mike Flewitt no longer served as the chair nor as a member of the Board of Directors. Stephen Welch was appointed as the chair of the board as from this date.

19

Vertical Aerospace Ltd

Notes to the Unaudited Condensed Consolidated Interim Financial Information

15	Related party transactions (continued)

During the period a total of 76,142 share options and restricted stock units were awarded to independent members of the Board of Directors.

On February 22, 2024 the Company entered into the SF Investment Agreement with Imagination Aero Ltd., a company wholly owned by Stephen Fitzpatrick, pursuant to which Imagination Aero agreed to purchase, and the Company agreed to issue and sell to Imagination Aero, up to $50 million of (i) newly issued ordinary shares and (ii) 50,000,000 SF Warrants. In accordance with the SF Investment Agreement, on March 13, 2024, $25 million in gross proceeds were received for 2 million shares and 50 million warrants.

Pursuant to the terms of the SF Investment Agreement, subject to certain conditions, Imagination Aero Ltd. committed to fund a second tranche of the equity investment in the amount of $25 million, with payment due by August 14, 2024.

The Company has not received payment of any portion of this amount, and subsequent to the period end, on December 20, 2024, the Company entered into an Investment Agreement whereby the SF Investment Agreement shall be terminated in respect of the second tranche $25 million funding commitment.

Furthermore, and subsequent to the period end on December 20, 2024 the Company entered into an Investment Agreement whereby Stephen Fitzpatrick would be granted the right to participate for $25 million in Company’s forthcoming Equity Placement on the same economic terms as other investors, or in the event he elects not to participate, a 12 month option to invest $25 million in Ordinary Shares of the Company at a strike price equal to the per share purchase price paid by investors in the Equity Placement.

In the first nine months of 2024, Imagination Industries Ltd, a company controlled by Stephen Fitzpatrick provided and charged the Group with services totalling £57 thousand (2023: £59 thousand), of which no amounts remained outstanding as at September 30, 2024 (September 30, 2023: £nil).

16	Post balance sheet events

On November 24, 2024, the Company entered into an Agreement in Principle and subsequently on December 20, 2024 entered into Investment Agreement with Mudrick Capital. The material terms of the Agreement of Principle include the following:

Partial Conversion of Convertible Notes

Mudrick Capital is to convert half, or approximately $130 million, of the outstanding principal and accrued interest amount of the Company’s outstanding Convertible Loan Notes held by it, at a conversion price of $2.75 per Company ordinary share. Upon such conversion, the Company would issue 47,343,586 shares to Mudrick Capital.

Immediately following such conversion, it is expected that Mudrick Capital will become the ultimate beneficial owner of the Company.

Fixing of Conversion Price for Outstanding Notes and Other Indenture Amendments

Subject to certain conditions, the Indenture governing the Convertible Loan Notes, dated as of December 16, 2021, is to be amended to reflect the following, among other things:

•	to provide for a fixed conversion price for the Notes remaining outstanding of $3.50 per ordinary share;
•	the interest rate applicable to the Notes, both in respect of cash interest and PIK interest, are to be increased to 10.00% and 12.00%, respectively;
•	the maturity date of the Notes is to be extended to December 15, 2028;

20

Vertical Aerospace Ltd

Notes to the Unaudited Condensed Consolidated Interim Financial Information

16	Post balance sheet events (continued)

Funding Commitments and Options

Mudrick Capital has committed to fund up to $50 million to the Company in its next funding round (the “Equity Placement”), subject to the following:

•	$25 million is to be funded by Mudrick Capital on a non-contingent basis;
•	a backstop commitment for an additional $25 million to be funded by Mudrick Capital if the Company is not able to raise such amount in the Equity Placement

The closing of the funding commitment by Mudrick Capital is conditional upon the Company undertaking in good faith a robust equity process and certain other customary closing conditions.

Stephen Fitzpatrick is to have:

•	the right to participate for $25 million in the Equity Placement on the same economic terms as other investors in the Equity Placement; or
•	in the event he elects not to participate in the Equity Placement, a 12-month option to invest $25 million in ordinary shares of the Company at a strike price equal to the per share purchase price paid by investors in the Equity Placement;

SF Investment Agreement

All obligations under the SF Investment Agreement by and between the Company and Imagination Aero dated February 22, 2024 are deemed expired (including in respect funding commitment thereunder regarding a second tranche $25 million) with obligations being replaced by the above mentioned participation rights. All veto rights and reserved matters in favor of Stephen Fitzpatrick are deemed removed. The Company has agreed to reimburse Stephen Fitzpatrick for the reasonable and documented fees, expenses and disbursements of legal counsel incurred in connection with the Investment Agreement and the SF Investment Agreement.

17	Correction of error

In March 2024, the Group identified an error related to the classification of the SME tax relief that it generates from HMRC in its statements of income and comprehensive income for the six-month period ended June 30, 2023 and for the three- and nine-month periods ended September 30, 2023. During the periods noted, the tax credit was erroneously classified within other operating income.

Whilst the Group experiences recurring unrelieved trading losses, it elects to surrender such losses and, instead, claim a payable tax credit. Accordingly, the SME tax credit should have been classified as an income tax credit rather than as other operating income within the statements of income and comprehensive income.

The impact of the restatement on the statement of income and comprehensive income and statement of cash flows is presented in the following tables.

There is no impact on the Unaudited Condensed Consolidated Interim Statements of Financial Position as at June 30, 2023 or September 30, 2023.

21

Vertical Aerospace Ltd

Notes to the Unaudited Condensed Consolidated Interim Financial Information

17	Correction of error (continued)

The following tables present the effects of the changes in presentation of these amounts, compared to the previously reported Unaudited Condensed Consolidated Interim Statements of Income and Comprehensive Income (in thousands):

	Three Months Ended September 30, 2023			Nine Months Ended September 30, 2023
	As Reported	Adjustment	As Corrected	As Reported	Adjustment	As Corrected
Research and development expenses	(15,388)	-	(15,388)	(42,888)	-	(42,888)
Administrative expenses	(10,131)	-	(10,131)	(34,397)	-	(34,397)
Related party administrative expenses	(17)	-	(17)	(59)	-	(59)
Other operating income	3,585	(3,616)	(31)	19,429	(16,600)	2,829
Operating loss	(21,951)	(3,616)	(25,567)	(57,915)	(16,600)	(74,515)
Finance income	5,268	-	5,268	28,320	-	28,320
Finance costs	(13,389)	-	(13,389)	(12,247)	-	(12,247)
Net finance income/(costs)	(8,121)	-	(8,121)	16,073	-	16,073
Loss before tax	(30,072)	(3,616)	(33,688)	(41,842)	(16,600)	(58,442)
Income tax credit	-	3,616	3,616	-	16,600	16,000
Net loss for the period	(30,072)	-	(30,072	(41,842)	-	(41,842)
Foreign exchange translation differences	5,636	-	5,636	(1,286)	-	(1,286)
Total comprehensive loss for the year	(24,436)	-	(24,436)	(43,128)	-	(43,128)

22

Vertical Aerospace Ltd

Notes to the Unaudited Condensed Consolidated Interim Financial Information

17	Correction of error (continued)

The following tables present the effects of the changes in presentation of these cash flows, compared to the previously reported Unaudited Condensed Consolidated Interim Statements of Cash Flows (in thousands):

	Nine Months Ended September 30, 2023
	As Reported	Adjustment	As Corrected
Cash flows from operating activities
Net loss for the period	(41,842)	-	(41,842)
Adjustments to cash flows from non-cash items
Depreciation and amortization	1,527	-	1,527
Depreciation on right of use assets	495	-	495
Finance (income)/costs	(16,073)	-	(16,073)
Share based payment transactions	9,280	-	9,280
Income tax credit	-	(16,600)	(16,600)
	(46,613)	(16,600)	(63,213)
Working capital adjustments
Decrease/(increase) in trade and other receivables	(1,282)	5,281	3,999
Increase/(decrease) in trade and other payables	(1,851)	-	(1,851)
Income taxes received	-	11,319	11,319
Net cash flows used in operating activities	(49,746)	-	(49,746)

23